BRITTON & KOONTZ CAPITAL CORPORATION
MESSAGE TO SHAREHOLDERS

Our company enjoyed a profitable year characterized by significant asset growth. Net after-tax earnings were $2.2 million, or $1.26 per share. Cash dividends totaled $.60 per share, which represented a 48 % payout of annual earnings. Returns on average assets and average equity were 1.16% and 11.1% respectively. Total assets grew to $208.9 million from $173.6 million a year earlier.

Your board has pursued two strategic initiatives to address long-term growth and profitability. The first initiative has been to expand geographically. The second has focused on technology to enhance service and products for our customers. In the Miss-Lou economy B&K has moved to a leadership position through in-market acquisitions, a strong commitment to lend in our community, and innovative products, particularly in the areas of Internet access and online banking. Our challenge is to maintain our leadership position and to grow in other markets as well.

In August the bank completed the acquisition of a branch of Union Planters Bank in Vicksburg, a very dynamic market approximately 70 miles north of Natchez. In the acquisition, B&K obtained just over $6 million in deposits, $1.4 million in loans, and a new branch facility. In addition to regular product lines, B&K has already distinguished itself with the introduction of attractively priced Internet access and online banking . In late December, the bank completed plans to open a loan production office in Baton Rouge, Louisiana, approximately 100 miles to the south of Natchez. In both Vicksburg and Baton Rouge, the bank is aggressively pursuing its mortgage business. Sale of larger volumes of originated mortgages should have a positive effect on non-interest income.

Embedded in the 1999 net income is an after-tax loss of approximately $150 thousand related to the 35% preferred equity interest of Britton & Koontz Capital in Sumx Inc., which has developed online banking software used at B&K and other financial institutions. Much of the bank's $1 million investment has gone to develop Sumx's robust online banking software. Prospects for future licensing of the system appear excellent as we move into a post Y2K financial environment.

Success with Sumx and further implementation of our growth initiative present a host of challenges for us. However, they both hold out significant reward for measured risk of investment. We are committed to managing for long-term value, and all of us appreciate your continued support and confidence.

Yours truly,


/s/ W. J. Feltus III                                          /s/ W. Page Ogden
---------------------                                         -----------------
W. J. Feltus III                                              W. Page Ogden
Chairman of the Board                                         President & CEO

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY




        Highlights
        ($ IN THOUSANDS, EXCEPT PER SHARE DATA)



                                            1999             1998
                                       --------------    --------------
        Net Income                          2,220             2,332
        Net Income Per Share                 1.26              1.32
        Net Loans                         139,141           118,285
        Deposits                          166,317           143,186
        Total Assets                      208,854           173,573
        Total Stockholders' Equity         20,152            19,249








                   CONTENTS

                      Message to Shareholders                   ii

                      Financial Statements                       3

                      Managements's Discussion and
                       Analysis of Financial Condition
                       and Results of Operations                36

                      Corporate Information                     45

                      Directors and Officers                    46

                     BRITTON & KOONTZ CAPITAL CORPORATION
                               AND SUBSIDIARY

                      Consolidated Financial Statements

                   Years Ended December 31, 1999 and 1998


                                   with

                        Independent Auditor's Report

                     INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Britton & Koontz Capital Corporation and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Britton & Koontz Capital Corporation and Subsidiary at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Vicksburg, Mississippi
January 14, 2000








                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                            CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                      DECEMBER 31, 1999 AND 1998

                                                                ASSETS

                                                                                       1999                 1998

                                                                                 ----------------    -----------------

ASSETS:
    Cash and due from banks:
       Non-interest bearing                                                      $      5,450,435    $       4,337,900
       Interest bearing                                                                   136,258              472,727
                                                                                 ----------------    -----------------

              Total cash and due from banks                                             5,586,693            4,810,627

    Federal funds sold                                                                    875,000                    -
    Investment securities:
       Held-to-maturity (market value of $45,536,865 and
          $31,300,856, respectively)                                                   46,553,344           30,724,063
       Available-for-sale (amortized cost of $4,640,428
          $10,900,039, respectively)                                                    4,263,618           10,923,838
       Equity securities, at cost less equity in unallocated losses                       751,626              990,149
       Other equity securities                                                          1,197,250            1,197,350
    Loans, less unearned income of $90,185 in 1999 and
       $182,917 in 1998, and allowance for loan losses of
       $835,576 in 1999 and $746,738 in 1998                                          139,140,966          118,285,228
    Bank premises and equipment, net                                                    6,215,852            4,090,692
    Other real estate, net                                                                102,719               96,322
    Accrued interest receivable                                                         1,680,622            1,371,834
    Cash surrender value of life insurance                                                759,130              716,313
    Other assets                                                                        1,727,032              367,027
                                                                                 ----------------    -----------------

TOTAL ASSETS                                                                     $    208,853,852    $     173,573,443
                                                                                 ================    =================






See accompanying notes to the consolidated financial statements.





                                                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                       1999                 1998
                                                                                 ----------------    -----------------
LIABILITIES:
    Deposits:

       Non-interest bearing                                                      $     25,572,145    $      21,681,170
       Interest bearing                                                               140,745,125          121,505,227
                                                                                 ----------------    -----------------

              Total deposits                                                          166,317,270          143,186,397
    Federal Home Loan Bank advances                                                    17,850,000            5,000,000
    Federal funds purchased                                                                     -              350,000
    Securities sold under repurchase agreements                                         1,482,445            2,416,043
    Accrued interest payable                                                              891,735              951,472
    Negative goodwill, net of accumulated amortization
       of $2,276,241 in 1999 and $2,075,441 in 1998                                       784,181              984,981
    Advances from borrowers for taxes and insurance                                       433,908              357,025
    Accrued taxes and other liabilities                                                   942,572            1,078,342
                                                                                 ----------------    -----------------

              Total liabilities                                                       188,702,111          154,324,260
                                                                                 ----------------    -----------------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

    Common stock, $2.50 par value per share;
       12,000,000 shares authorized;
       1,767,064 shares issued and outstanding                                          4,417,660            4,417,660
    Additional paid-in capital                                                          3,414,927            3,414,927
    Retained earnings                                                                  12,559,261           11,399,263
    Accumulated other comprehensive income                                               (240,107)              17,333
                                                                                 -----------------   -----------------

              Total stockholders' equity                                               20,151,741           19,249,183
                                                                                 ----------------    -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $    208,853,852    $     173,573,443
                                                                                 ================    =================









                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                                   CONSOLIDATED STATEMENTS OF INCOME

                                                YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       1999                 1998
                                                                                 ----------------    -----------------

INTEREST INCOME:

    Interest and fees on loans                                                   $     11,186,885    $       9,967,320
    Interest on investment securities:
       Taxable interest income                                                          2,751,136            2,898,549
       Exempt from federal income taxes                                                   123,928               91,217
    Interest on federal funds sold                                                         44,156              109,372
                                                                                 ----------------    -----------------

          Total interest income                                                        14,106,105           13,066,458
                                                                                 ----------------    -----------------

INTEREST EXPENSE:

    Interest on deposits                                                                5,286,530            5,592,734
    Interest on federal funds purchased                                                   460,598               97,272
    Interest on securities sold under repurchase agreements                               113,297              119,151
                                                                                 ----------------    -----------------

          Total interest expense                                                        5,860,425            5,809,157
                                                                                 ----------------    -----------------

NET INTEREST INCOME                                                                     8,245,680            7,257,301

PROVISION FOR LOAN LOSSES                                                                 275,000              162,000
                                                                                 ----------------    -----------------

NET INTEREST INCOME AFTER PROVISION

    FOR LOAN LOSSES                                                                     7,970,680            7,095,301
                                                                                 ----------------    -----------------

OTHER INCOME:

    Service charges on deposit accounts                                                 1,096,325              759,060
    Income from fiduciary activities                                                       80,744               81,787
    Insurance premiums and commissions                                                     26,166               29,291
    Other real estate income                                                                  404                6,408
    Amortization of negative goodwill                                                     200,800              241,631
    Equity in investee losses                                                            (238,523)              (9,851)
    Other                                                                                 551,987              387,311
                                                                                 ----------------    -----------------

          Total other income                                                            1,717,903            1,495,637
                                                                                 ----------------    -----------------






Continued








                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                             CONSOLIDATED STATEMENTS OF INCOME - CONTINUED

                                                YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       1999                 1998
                                                                                 ----------------    -----------------

OTHER EXPENSES:

    Salaries                                                                             2,847,026           2,381,824
    Director fees                                                                         145,260              144,960
    Employee benefits                                                                     491,957              326,429
    Net occupancy expense                                                                 414,141              375,912
    Equipment expense                                                                     715,962              555,059
    FDIC assessment                                                                        39,920               37,679
    Stationery and supplies                                                               206,861              166,590
    Amortization                                                                           87,624                    -
    Other                                                                               1,405,035            1,114,749
                                                                                 ----------------    -----------------

          Total other expenses                                                          6,353,786            5,103,202
                                                                                 ----------------    -----------------

INCOME BEFORE INCOME TAX EXPENSE                                                        3,334,797            3,487,736

INCOME TAX EXPENSE                                                                      1,114,561            1,156,218
                                                                                 ----------------    -----------------

NET INCOME                                                                       $      2,220,236    $       2,331,518
                                                                                 ================    =================

EARNINGS PER SHARE DATA:

    Basic earnings per share                                                     $           1.26    $            1.32
                                                                                 ================    =================

    Diluted earnings per share                                                   $           1.26    $            1.32
                                                                                 ================    =================



See accompanying notes to the consolidated financial statements.



                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                                                             Accumulated
                                                                  Additional                     Other
                                            Common Stock            Paid-In     Retained     Comprehensive
                                        Shares        Amount        Capital     Earnings       Income           Total
                                      ---------  ------------   ------------  ------------   -------------   ------------
BALANCE, December 31, 1997            1,767,064  $  4,417,660   $  3,414,927  $ 10,110,313   $     38,844    $ 17,981,744
   Comprehensive income:
     Net income                               -             -              -     2,331,518              -       2,331,518
     Other comprehensive
       income (net of tax):
         Net change in
             unrealized gain on
             securities available
             for sale, net of taxes
             of $16,642                       -             -              -             -        (21,511)        (21,511)
                                    -----------  ------------   ------------  ------------   ------------    ------------

               Total comprehensive

                  income                      -             -              -     2,331,518        (21,511)      2,310,007
                                    -----------  ------------   ------------  ------------   ------------    ------------
   Cash dividends declared

      ($.59 per share)                        -             -              -    (1,042,568)             -      (1,042,568)
                                    -----------  ------------   ------------  ------------   ------------    ------------

BALANCE, December 31, 1998            1,767,064     4,417,660      3,414,927    11,399,263         17,333      19,249,183
   Comprehensive income:
     Net income                               -             -              -     2,220,236              -       2,220,236
     Other comprehensive
       income (net of tax):
         Net change in
             unrealized gain on
             securities available
             for sale, net of taxes
             of $143,169                      -             -              -             -       (257,440)       (257,440)
                                    -----------  ------------   ------------  ------------    ------------   -------------

               Total comprehensive

                  income                      -             -              -     2,220,236       (257,440)      1,962,796
                                    -----------  ------------   ------------  ------------   -------------   ------------
   Cash dividends declared

      ($.60 per share)                        -             -              -    (1,060,238)             -      (1,060,238)
                                    -----------  ------------   ------------  -------------  ------------    -------------

BALANCE, December 31, 1999            1,767,064  $  4,417,660   $  3,414,927  $ 12,559,261   $   (240,107)   $ 20,151,741
                                    ===========  ============   ============  ============   =============   ============




See accompanying notes to the consolidated financial statements.







                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                        1999                 1998
                                                                                   ---------------     ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                    $      2,220,236     $     2,331,518
    Adjustments to reconcile net income to
       net cash provided by operating activities:
          Deferred taxes                                                                  (100,191)            (37,124)
          Provision for loan losses                                                        275,000             162,000
          Provision for depreciation                                                       595,219             464,055
          Gain on sale of investments                                                       (4,385)                  -
          Gain on sale of mortgage loans                                                   (12,779)            (16,658)
          Loss on sale of premises and equipment                                             2,990                   -
          Loss on sale of other real estate                                                 18,094                   -
          Stock dividends received                                                         (51,800)            (55,900)
          Amortization (accretion) of investment security
               premiums (discounts), net                                                   (23,897)            (50,104)
          Amortization of valuation adjustment on acquired loans                            31,520              47,360
          Amortization of valuation adjustment on acquired deposits                        (74,007)               (700)
          Amortization of negative goodwill                                               (200,800)           (241,631)
          Equity in investee losses                                                        238,523               9,851
          Write-down of other real estate                                                   10,690                   -
    Increase in accrued interest receivable                                               (290,127)           (138,653)
    Increase in cash surrender value of life insurance                                     (42,817)            (36,388)
    (Increase) decrease in other assets                                                    254,205            (286,526)
    Decrease in accrued interest payable                                                  (182,623)             (4,544)
    Increase (decrease) in accrued taxes and other liabilities                             102,297            (125,068)
                                                                                   ---------------     ---------------

              Net cash provided by operating activities                                  2,765,348           2,021,488
                                                                                   ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Increase in federal funds sold                                                        (875,000)                  -
    Proceeds from sales, maturities and paydowns
       of investment securities                                                         16,167,577          11,069,298
    Redemption of securities                                                                51,900              56,400
    Purchases of investment securities                                                 (25,708,965)        (10,946,700)
    Net increase in loans                                                              (17,912,416)        (12,343,977)
    Cash and due from banks received in acquisition of branches                         11,271,434                   -
    Proceeds from sale of other real estate                                                195,000                   -
    Proceeds from sale of premises and equipment                                             4,230                   -
    Purchases of premises and equipment                                                 (1,152,186)           (607,540)
                                                                                   ---------------     ---------------

              Net cash used in investing activities                                    (17,958,426)        (12,772,519)
                                                                                   ---------------     ---------------



Continued








                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                                                YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                           1999              1998
                                                                                   ---------------     ---------------


CASH FLOWS FROM FINANCING ACTIVITIES:

    Net increase in demand deposits                                                      5,325,309           8,761,908
    Net increase in time deposits                                                           60,788             943,812
    Increase in Federal Home Loan Bank advances                                         12,850,000           2,000,000
    Decrease in federal funds purchased                                                   (350,000)         (1,300,000)
    Net increase (decrease)in securities sold under
       repurchase agreements                                                              (933,598)            282,066
    Increase (decrease) in advances from borrowers
       for taxes and insurance                                                              76,883             (13,203)
    Cash dividends paid                                                                 (1,060,238)         (1,042,568)
                                                                                   ---------------     ---------------

              Net cash provided by financing activities                                 15,969,144           9,632,015
                                                                                   ---------------     ---------------

NET INCREASE (DECREASE) IN CASH AND

    DUE FROM BANKS                                                                         776,066          (1,119,016)
                                                                                   ---------------     ---------------

CASH AND DUE FROM BANKS AT

    BEGINNING OF YEAR                                                                    4,810,627           5,929,643
                                                                                   ---------------     ---------------

CASH AND DUE FROM BANKS AT

    END OF YEAR                                                                    $     5,586,693     $     4,810,627
                                                                                   ===============     ===============

SCHEDULE OF NONCASH INVESTING AND
    FINANCING ACTIVITIES:

       Transfer of loans foreclosed to other real estate                           $        30,181     $        22,284
                                                                                   ===============     ===============

       Total increase in unrealized losses
          on securities available-for-sale                                         $      (400,609)    $       (38,153)
                                                                                   ================    ===============

       Total decrease in deferred income taxes
          on unrealized losses on securities available-for-sale                    $       143,169     $        16,642
                                                                                   ===============     ===============


Continued








                                          BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                                                YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                           1999              1998
                                                                                   ---------------     ---------------
Acquisition of branches:
    Loans, net                                                                     $     3,267,244     $             -
    Accrued interest receivable                                                             18,661                   -
    Premises and equipment                                                               1,575,413                   -
    Other branch premises (1)                                                              200,000                   -
    Premium on deposits                                                                  1,614,210                   -
    Deposits                                                                           (17,818,783)                  -
    Accrued interest payable                                                              (122,886)                  -
    Other accrued liabilities                                                               (5,293)                  -
                                                                                   ---------------     ---------------

          Cash and due from banks received in
              acquisition of branches                                              $   (11,271,434)    $             -
                                                                                   ===============     ===============





    (1)Other branch premises were acquired with the intent of disposition and were placed directly into other real estate.

See accompanying notes to the consolidated financial statements.







BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Principles of Consolidation

               The consolidated financial statements include the accounts of Britton & Koontz Capital Corporation and its wholly-owned subsidiary, Britton & Koontz First National Bank ("the Bank"). All material intercompany profits, balances and transactions have been eliminated.

               Nature of Operations

               The Company operates under a national bank charter and provides full banking services, including trust services. The primary area served by the Company is the southwest region of Mississippi and services are provided at five locations in Natchez and Vicksburg, Mississippi.

               Use of Estimates

               The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

               While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Investment Securities

               Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and the Bank has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Available-for-sale securities include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rates and resultant prepayment risk changes. These securities are carried at fair value. Equity securities include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which are restricted and are carried at cost. Equity securities also include an investment in the voting stock of Sumx Inc. This investment is carried at cost adjusted for the Company's share of the investee's earnings or losses. There is no readily available market for the voting stock of Sumx Inc. and, accordingly, no quoted market price is available.

               Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available-for-sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to stockholders' equity, net of applicable taxes. Realized gains and losses flow through the Company's yearly operations. The Bank does not engage in trading account activities.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Loans

               Loans are stated at the amount of principal outstanding, reduced by unearned income and an allowance for loan losses. Unearned income on certain installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

               Allowance for Loan Losses

               The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

               Bank Premises and Equipment

               Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Other Real Estate

               Other real estate consists primarily of foreclosed property. Properties acquired through foreclosure or in settlement of loans and in-substance foreclosures are classified as foreclosed properties and are valued at the lower of the loan value or estimated fair value of the property acquired less estimated selling costs. At the time of foreclosure, the excess, if any, of the loan value over the estimated fair value of the property acquired less estimated selling costs is charged to the allowance for loan losses. Additional decreases in the carrying values of foreclosed properties or changes in estimated selling costs, subsequent to the time of foreclosure, are recognized through provisions charged to operations. Revenues and expenses associated with owning and operating other real estate, and gains and losses on dispositions of such assets are recorded in earnings in the period incurred.

               The fair value of foreclosed properties is determined based upon appraised value, utilizing either the estimated replacement cost, the selling price of properties utilized for similar purposes or discounted cash flow analyses of the properties' operations.

               Compensated Absences

               Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry. Vacation, emergency and sick days are granted on an annual basis to eligible employees. Unused vacation and emergency days expire on December 31 of each year. Unused sick days expire on each related employee's employment anniversary date each year.

               The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements, and, accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the costs of compensated absences when actually paid to employees.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Income Taxes

               The provision for income taxes is based on amounts reported in the statements of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

               Deferred  taxes  are  provided  on  a  liability  method  whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

               The Company and its wholly-owned subsidiary file a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each Company's income adjusted for permanent differences.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Earnings Per Share

               Basic earnings per share is the income available to the weighted average number of shares of common stock outstanding for each period presented. All shares held by the Employee Stock Ownership Plan (ESOP) are treated as outstanding in computing the earnings per share. Stock options are used in the calculation of diluted earnings per share if they are dilutive (i.e., the average market price exceeds the exercise price). The following table reconciles the basic and diluted earnings per share amounts:


                                                                      Income             Shares           Per Share
                                                                     (Numerator)      (Denominator)          Amount

               Year ending December 31, 1999:
                        Basic earnings per share:
                     Income available to common
                         shareholders                             $     2,220,236         1,767,064       $      1.26
                                                                                                          ===========
                  Diluted earnings per share:
                     Options                                                    -                 -
                                                                  ---------------    --------------

                  Income available to common
                     shareholders assuming conversion             $     2,220,236         1,767,064       $      1.26
                                                                  ===============    ==============       ===========

               Year ending December 31, 1998:
                         Basic earnings per share:

                     Income available to common
                         shareholders                             $     2,331,518         1,767,064       $      1.32
                                                                                                          ===========
                  Diluted earnings per share:
                     Options                                                    -             1,636
                                                                  ---------------    --------------

                  Income available to common
                     shareholders assuming conversion             $     2,331,518         1,768,700       $      1.32
                                                                  ===============    ==============       ===========


               Options to purchase 30,000 shares of common stock at $19.94 per share were granted on November 18, 1997. These options were not included in the computation of 1999 diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. However, during 1998, the average price exceeded the exercise price and, therefore, the effects of the options have been included. The options, which expire on November 18, 2007, were still outstanding at December 31, 1999.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Off-Balance-Sheet Financial Instruments

               In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of interest-rate swap and cap agreements, commitments to extend credit and commercial letters of credit. Financial instruments related to loans are recorded in the financial statements when they become payable.

               Cash Flows

               For purposes of the statements of cash flows, the Company considers only cash and due from banks to be cash equivalents.

               The Company paid income taxes of $1,159,239 and $1,500,849 in 1999 and 1998, respectively. Interest paid on deposit liabilities and other borrowings was $5,920,162 and $5,813,701 in 1999 and 1998, respectively.

               Recent Accounting Pronouncements

               In June 1998, the Financial Accounting Standards Board also issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement was originally effective for all fiscal quarters beginning after June 15, 1999. The issuance of SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal quarters beginning after June 15, 2000. The adoption of this statement should not have a material effect on the consolidated financial statements.

               Advertising Costs

               Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations during 1999 and 1998 were $136,963 and $93,756, respectively.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE A.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

               Negative Goodwill

               During 1993, the Company purchased Natchez First Federal Savings Bank in a business combination accounted for as a purchase. The combination created negative goodwill of $3,060,422. This amount is being amortized into income over the life of the acquired, long-term, interest bearing assets which is approximately fifteen years.

               Interest-Rate Cap

               The cost of interest-rate cap agreements is amortized to interest expense over the terms of the caps. The unamortized cost is included in other assets in the consolidated statement of financial position. Amounts receivable under cap agreements are accrued as a reduction of interest expense. The Company does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

               Reclassifications

               Certain 1998 amounts have been reclassified to conform with the 1999 presentation.

               Goodwill

               During 1999, the Company acquired certain assets and liabilities of three Union Planters, N.A. branches in Natchez and Vicksburg, Mississippi, which were accounted for as a purchase. The Bank paid a premium for the depositor and borrower relationships. This premium is included in other assets and is being amortized straight-line over 15 years.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE B.        INVESTMENT SECURITIES

               The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 1999, are summarized as follows:

                                                                           Gross           Gross         Approximate
                                                       Amortized        Unrealized      Unrealized         Market
                                                         Cost              Gains          Losses            Value
                                                   ----------------    ------------   -------------    ---------------
               Obligations of other U. S.
                  Government agencies and
                  corporations                     $     35,562,339    $     91,194   $    (818,904)   $    34,834,629
               Obligations of states and
                  political subdivisions                  4,494,348           1,959        (142,246)         4,354,061
               Privately issued collateralized
                  mortgage obligations                    6,496,657           1,312        (149,794)         6,348,175
                                                   ----------------    ------------   -------------    ---------------

                                                   $     46,553,344    $     94,465   $  (1,110,944)   $    45,536,865
                                                   ================    ============   =============    ===============

               The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 1999, are summarized as follows:

                                                                           Gross           Gross         Approximate
                                                       Amortized        Unrealized      Unrealized         Market
                                                         Cost              Gains          Losses            Value
                                                   ----------------    ------------   -------------    ---------------
               Obligations of other U.S.
                  Government agencies
                  and corporations                 $      4,640,428    $          -   $    (376,810)   $     4,263,618
                                                   ----------------    ------------   -------------    ---------------


                                                   $      4,640,428    $          -   $    (376,810)   $     4,263,618
                                                   ================    ============   =============    ===============









Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE B.        INVESTMENT SECURITIES - CONTINUED

               The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 1998, are summarized as follows:

                                                                           Gross           Gross         Approximate
                                                       Amortized        Unrealized      Unrealized         Market
                                                         Cost              Gains          Losses            Value
               Obligations of other U. S.
                  Government agencies and
                  corporations                     $     27,632,404    $    644,707   $    (110,005)   $    28,167,106
               Obligations of states and
                  political subdivisions                  1,044,554          41,990               -          1,086,544
               Privately issued collateralized

                  mortgage obligations                    2,047,105             101               -          2,047,206
                                                   ----------------    ------------   -------------    ---------------

                                                   $     30,724,063    $    686,798   $    (110,005)   $    31,300,856
                                                   ================    ============   =============    ===============

               The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 1998, are summarized as follows:

                                                                           Gross           Gross         Approximate
                                                       Amortized        Unrealized      Unrealized         Market
                                                         Cost              Gains          Losses            Value

               U. S. Treasury obligations          $      5,989,208    $     60,812   $           -    $     6,050,020
               Obligations of other U.S.
                  Government agencies
                    and corporations                      4,910,831               -         (37,013)         4,873,818
                                                   ----------------    ------------   -------------    ---------------

                                                   $     10,900,039    $     60,812   $     (37,013)   $    10,923,838
                                                   ================    ============   =============    ===============

               Proceeds  from  sales and  maturities  of  investment  securities held-to-maturity were $480,000 and $2,075,000,  and available for sale were $6,004,385 and $-0- during 1999 and 1998, respectively.
               The Bank  purchased  $25,708,965  and  $3,002,276  of  investment
               securities   held-to-maturity   and   received   $9,340,655   and
               $8,967,819   from  principal   paydowns  during  1999  and  1998,
               respectively.  The Bank also  purchased  $-0- and  $6,944,424  of investment  securities  available for sale and received  $342,537 and  $26,479  from  principal  paydowns  during  1999  and  1998, respectively.

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE B.        INVESTMENT SECURITIES - CONTINUED

               Equity securities include the Bank's investment in the Federal Home Loan Bank and the Federal Reserve Bank. The Bank acquired $51,800 and $55,900 of additional stock in the Federal Home Loan Bank and no additional stock in the Federal Reserve Bank during 1999 and 1998, respectively. The Bank subsequently redeemed $51,900 and $56,400 of stock in the Federal Home Loan Bank during 1999 and 1998, respectively. This stock is considered a restricted stock as only banks which are members of these organizations may acquire or redeem the stock. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with these investments.

               Equity securities also reflect an investment in Sumx Inc. During 1998, Britton & Koontz Capital Corporation invested $1 million in this electronic banking development and marketing company. This investment reflects a 35% preferred interest in the voting stock of Sumx Inc. This investment is carried at equity, which is the cost of the investment adjusted for the Company's proportionate share of the investee's earnings or losses.

               During 1999, Sumx Inc. incurred a net loss of $681,493. The Company's proportionate share of that loss was $238,523 and is reflected in other income.

               The President and CEO and the Vice President of Britton & Koontz Capital Corporation serve as two of the three members of the Board of Directors of Sumx Inc. In addition, the Vice President of Britton & Koontz Capital Corporation individually owns 19.5% of the voting stock of Sumx Inc. The Company has also entered into an agreement with Sumx Inc. whereby this Vice President will devote substantially all of his time to the management of Sumx Inc. for up to two years for an annual fee of $90,000.

               Investment securities carried at approximately $41,884,000 (approximate market value $40,979,000) at December 31, 1999, and approximately $32,957,000 (approximate market value $33,179,000) at December 31, 1998, were pledged to collateralize public deposits and for other purposes as required by law or agreement.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE B.        INVESTMENT SECURITIES - CONTINUED

               The amortized cost and approximate market value of investment debt securities at December 31, 1999, by contractual maturity (including mortgage-backed securities), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.




                                                                                       Securities held-to-maturity

                                                                                                         Approximate
                                                                                      Amortized            Market
                                                                                        Cost                Value
               Due in one year or less                                             $     5,346,764     $     5,208,368
               Due after one year through five years                                    20,410,952          20,059,719
               Due after five years through ten years                                    7,074,834           6,852,630
               Due after ten years                                                      13,720,794          13,416,148
                                                                                   ---------------     ---------------

                                                                                   $    46,553,344     $    45,536,865
                                                                                   ===============     ===============


                                                                                      Securities available-for-sale

                                                                                                         Approximate
                                                                                      Amortized            Market
                                                                                        Cost                Value

               Due in one year or less                                             $             -     $             -
               Due after one year through five years                                             -                   -
               Due after five years through ten years                                            -                   -
               Due after ten years                                                       4,640,428           4,263,618
                                                                                   ---------------     ---------------

                                                                                   $     4,640,428     $     4,263,618
                                                                                   ===============     ===============




Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE C.        SALES-TYPE LEASE INVESTMENT

               During 1994, the Bank entered into a sales-type lease agreement with the City of Natchez. In this agreement, the Bank sold the City certain land and buildings included in other real estate and certain land, buildings and improvements included in bank premises and equipment for a contract price of $830,000. The City agreed to make annual lease payments and semi-annual interest payments. The interest accrued at 6.25% per year. The Bank retained title to the property until the end of the lease. Upon receipt of the final lease payment, the title passed to the City of Natchez. The obligation of the City to the Bank was evidenced by a series of Certificates of Participation. Each Certificate represented an annual principal payment. The Certificates did not represent a legal obligation of the City and were contingent and expressly limited to the extent of any specific, annual appropriation made by the City to fund the lease. The Bank carried these Certificates in its investment portfolio as held-to-maturity.

               The following is a summary of the components of the Bank's net investment in sales-type leases at December 31, 1998:

               Total minimum lease payments to be received        $     588,750
               Portion of payments representing interest                108,750
                                                                  -------------

               Net investment                                     $     480,000
                                                                  =============

               During 1999, the certificates of participation were redeemed by the City of Natchez.

Continued





BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE D.        LOANS

               The Bank's loan portfolio at December 31, 1999 and 1998, consists of the following:

                                                                                       1999                 1998
                                                                                 ----------------    -----------------
               Commercial, financial and agricultural                            $     22,081,720    $      22,365,655
               Real estate-construction                                                 4,155,724            1,895,106
               Real estate-mortgage                                                    97,116,610           80,286,252
               Installment                                                             16,550,764           14,521,075
               Overdrafts                                                                 161,909              146,795
                                                                                 ----------------    -----------------

               Total loans                                                       $    140,066,727    $     119,214,883
                                                                                 ================    =================





               Loans on which accrual of interest has been discontinued or reduced amount to approximately $411,000 and $222,000 at December 31, 1999 and 1998, respectively. If interest on such loans had been accrued, the income would have approximated $10,000 and $5,100 in 1999 and 1998, respectively.

               In the ordinary course of business, the Bank makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers (including companies in which they are principal owners) amounted to $3,413,281 and $2,841,291 at December 31, 1999 and 1998, respectively. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

               Changes in these loans are as follows:

               Balance at January 1, 1999                   $    2,841,291
                  New loans                                      1,260,473
                  Repayments                                      (688,483)
                                                            --------------

               Balance at December 31, 1999                 $    3,413,281
                                                            ==============






Continued






BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE E.        ALLOWANCE FOR LOAN LOSSES

               Changes in the allowance for loan losses are as follows:

                                                                                           1999              1998
                                                                                     --------------     --------------
               Balance at January 1                                                  $      746,738     $      676,745
                                                                                     --------------     --------------

                  Credits charged off                                                      (207,575)          (117,448)
                  Recoveries                                                                 21,413             25,441
                                                                                     --------------     --------------
                  Net credits charged off                                                  (186,162)           (92,007)
                                                                                     ---------------    --------------

                  Provision for loan losses                                                 275,000            162,000
                                                                                     --------------     --------------

               Balance at December 31                                                $      835,576     $      746,738
                                                                                     ==============     ==============

NOTE F.        LOAN SERVICING

               Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans were $1,473,480 and $4,806,937 in 1999 and 1998, respectively.

NOTE G.        BANK PREMISES AND EQUIPMENT

               A summary of Bank premises and equipment is as follows:

                                                                                           1999              1998
                                                                                     --------------     --------------

               Land                                                                  $      781,375     $      442,675
               Buildings                                                                  5,110,531          3,723,251
               Furniture and equipment                                                    4,787,068          3,794,474
                                                                                     --------------     --------------
                                                                                         10,678,974          7,960,400
               Less accumulated depreciation                                              4,463,122          3,869,708
                                                                                     --------------     --------------

               Bank premises and equipment, net                                      $    6,215,852     $    4,090,692
                                                                                     ==============     ==============






Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE H.        TRUST DEPARTMENT ASSETS

               Property (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers is not included in the accompanying consolidated statements of financial condition as such items are not assets of the Bank. Trust fees are reported on the cash basis. The difference between cash basis and the accrual basis is immaterial.

NOTE I.        DEPOSITS

               Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 1999 and 1998, are summarized as follows:

                                                                                        1999                1998
                                                                                   ---------------     ---------------

               Time remaining until maturity:

                  Three months or less                                             $    16,875,547     $     4,886,521
                  Over three through six months                                          4,507,511          11,096,570
                  Over six through twelve months                                           994,108           2,654,412
                  Over twelve months                                                     6,970,760           4,861,294
                                                                                   ---------------     ---------------

                                                                                   $    29,347,926     $    23,498,797
                                                                                   ===============     ===============

               Approximate scheduled maturities of certificates of deposits for each of the next five years are:

                                    2000                                           $    59,495,000
                                    2001                                                13,572,000
                                    2002                                                 6,815,000
                                    2003                                                 3,307,000
                                    2004                                                 1,901,000
                                    Thereafter                                              59,000
                                                                                   ---------------

                                                                                   $    85,149,000

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE I.        DEPOSITS - CONTINUED

               Deposits at December 31, 1999 and 1998, consisted of the following:

                                                                                       1999                 1998
                                                                                 ----------------    -----------------

               Non-interest bearing demand deposits                              $     25,572,146    $      21,681,170
               NOW accounts                                                            30,393,696           24,705,808
               Money market deposit accounts                                           10,474,870           10,622,990
               Savings accounts                                                        14,727,696           11,584,129
               Certificates of deposit                                                 85,148,862           74,592,300
                                                                                 ----------------    -----------------

                                                                                 $    166,317,270    $     143,186,397
                                                                                 ================    =================

NOTE J.        FEDERAL HOME LOAN BANK ADVANCES

               During 1999, the Bank received advances from and remitted payments to the Federal Home Loan Bank. On December 13, 1999, the
               Bank received a $17,850,000 advance which remained outstanding at December 31, 1999. This advance accrues interest at an annual rate of 5.79% and matures on January 10, 2000. The advance is collateralized by a portion of the Bank's one to four family residential mortgage portfolio in accordance with the Advance
               Security  and  Collateral  Agreement  with the Federal  Home Loan
               Bank.

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE K.        EMPLOYEE BENEFIT PLANS

               The Bank has an employee stock ownership plan which is designed to invest primarily in employer stock. Essentially, all employees of the Britton & Koontz Capital Corporation and its wholly-owned subsidiary are covered under this plan, with employees becoming fully vested in their benefits after seven years of participation. Employer contributions are determined by the Board of Directors each year and are allocated among participants on the basis of their total annual compensation. Dividends on the Company stock owned by the plan are recorded as a reduction of retained earnings. Operating expenses include contributions to the plan of $40,000 and $40,000 in 1999 and 1998, respectively. This plan owned 228,570 and 213,070 shares of Britton & Koontz Capital Corporation stock, as of December 31, 1999 and 1998, respectively at an overall cost to the plan of $5.82 per share.

               Employees with one or more years of service are eligible to participate in a 401(k) plan established by the Company effective January 1, 1997. Under this plan, employees may contribute up to 12% of their yearly salary, not to exceed $7,000. These contributions are immediately 100% vested. Employer contributions are vested 20% after three years of service and an additional 20% for each additional year of service, fully vested after seven years of service. Employer contributions to the plan are made at the discretion of the Board of Directors and aggregated $80,000 for the years ended December 31, 1999 and 1998.

               During 1996, the Company adopted a long-term incentive plan in which all employees of the Company and the Bank are eligible to participate. The plan provides for discretionary grants of various incentives including stock options; shares of common stock subject to restrictions on transfer, forfeitability provisions or other limitations; and shares of common stock, the issuance and delivery of which may be subject to the attainment of specified performance objectives. A maximum of 160,000 shares of common stock is available for grant under the plan, subject to adjustment on account of stock dividends or stock splits, recapitalizations, mergers, consolidations or other corporate reorganizations. The plan is administered by a committee of at least two

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE K.        EMPLOYEE BENEFIT PLANS - CONTINUED

               non-employee directors as appointed by the full Board of Directors. On November 18, 1997, options to purchase 30,000 shares were granted as part of this plan. These options are exercisable in installments beginning six months after the date of grant and become fully exercisable nine and one-half years after the date of grant. All options expire 10 years from the date of grant. 6,600 and 3,300 shares were exercisable as of December 31, 1999 and 1998, respectively. The summary of stock option activity is shown below:


                                                                                                         Weighted
                                                                                   Options                Average
                                                                                 Outstanding          Exercise Price
               December 31, 1997                                                      30,000            $    19.94
               Options granted                                                             -            $     0.00
               Stock options exercised                                                     -            $     0.00
                                                                                  ----------

               December 31, 1998                                                      30,000            $    19.94
               Options granted                                                             -            $     0.00
               Stock options exercised                                                     -            $     0.00
                                                                                  ----------

               December 31, 1999                                                      30,000            $    19.94
                                                                                  ==========


            The following table  summarizes  information  about stock options outstanding at December 31, 1999:

  Exercise Price     Options Outstanding        Remaining Contractual Life
    $  19.94               30,000                        7.9 years











Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE K.        EMPLOYEE BENEFIT PLANS - CONTINUED

               During fiscal 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which requires companies to estimate the fair value for stock options on date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its income statements over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its financial statements. The determination of fair value is only required for stock options issued beginning in 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion No. 25.

               The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:





                                                                                       1999                  1998
                                                                                 ---------------        --------------

               Net income, as reported                                           $     2,220,236        $    2,331,518
               Pro forma net income                                              $     2,202,994        $    2,308,678
               Basic earnings per share, as reported                             $          1.26        $         1.32
               Pro forma basic earnings per share                                $          1.25        $         1.31
               Diluted earnings per share, as reported                           $          1.26        $         1.32
               Pro forma diluted earnings per share                              $          1.25        $         1.31

               In adopting SFAS No. 123, the Company utilized the  Black-Scholes
               Option Pricing Model to estimate the fair value of stock options granted using the following weighted average assumptions:

                           Expected dividend yield                   2.94%
                           Expected option life                      7.25 years
                           Expected volatility                      25.00%
                           Risk-free interest rates                  5.85%






Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE K.        EMPLOYEE BENEFIT PLANS - CONTINUED

               Based on the results of the model, the fair value of the stock options issued on the date of grant were $5.57 per share for the 30,000 shares granted in 1997.

               During 1994, the Bank entered into a nonqualified salary continuation plan with its executive officers. These officers will be entitled to agreed-upon benefits which will begin vesting when each participant reaches the age of fifty-five. The vested percentage will increase annually through the age of sixty-five when the officers will be fully vested. Payment of any benefits is contingent upon the officers' continued employment with the Bank through the age of fifty-five. The projected benefit to each officer at age sixty-five is allocated through a present value calculation to each year from inception of the plan through age sixty-five. The Plan also includes a change of control benefit for these officers. If any or all of the covered executives are terminated from employment within 36 months of a sale or acquisition of the Bank, the executive(s) may elect from the acquirer to receive fully vested income benefits as stated above, or to receive an agreed-upon lump-sum distribution, which would total $640,000 if all covered executives selected this option. The financial statements for the years ended December 31, 1999 and 1998, respectively, include $33,316 and $30,572 of expense related to this plan.

               In addition to other benefits, the Company provides medical insurance to its employees and makes medical insurance available to its employees' families. The Company self-insures up to $15,000 per person per year with a total annual maximum based on the number of covered employees ($258,351 and $136,619 at December 31, 1999 and 1998, respectively). Claims exceeding these annual limits are covered by traditional insurance contracts.

NOTE L.        LEASES

               The Company had no material lease obligations or similar commitments at December 31, 1999 or 1998. All leases are of the normal cancelable operating type and generally short-term in nature and not susceptible to capitalization for financial accounting reporting purposes. Rent expense charged to income was $3,874 and $3,067 in 1999 and 1998, respectively.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE M.        INCOME TAX PROVISION

               The provision for income taxes included in the consolidated statements of income is as follows:

                                               1999              1998
                                          --------------     ---------------

               Current                    $    1,214,732     $    1,193,342
               Deferred                         (100,191)           (37,124)
                                          --------------     --------------

                                          $    1,114,561     $    1,156,218
                                          ==============     ==============

               Refundable income taxes of $14,404 and $59,082 in 1999 and 1998, respectively, are included in other assets.

               Net deferred tax liabilities of $472,614 in 1999 and $715,974 in 1998, are included in accrued taxes and other liabilities. Amounts comprising deferred tax assets and liabilities are as follows:

                                                                                           1999              1998
                                                                                     --------------     --------------
               Deferred tax liability:
                  Insurance                                                          $       57,148     $       45,082
                  Discount accretion                                                              -             10,025
                  Depreciation                                                              628,812            588,976
                  Federal Home Loan Bank dividends                                          143,517            131,641
                  Purchase accounting                                                        20,731             32,566
                  Self-insured medical plan                                                   9,681             13,410
                  Unrealized gain on available-for-sale securities                                -              6,466
                                                                                     --------------     --------------

               Total gross deferred tax liability                                    $      859,889     $      828,166
                                                                                     ==============     ==============

               Deferred tax asset:
                  Bad debts                                                          $      105,634     $       68,650
                  Unrealized loss on available-for-sale securities                          136,703                  -
                  Deferred compensation                                                      55,969             43,542
                  Investee losses                                                            88,969                  -
                                                                                     --------------     --------------
               Total gross deferred tax asset, net
                  of valuation allowance of $-0-                                     $      387,275     $      112,192
                                                                                     ==============     ==============


Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE M.        INCOME TAX PROVISION - CONTINUED

               The temporary differences resulting in deferred income taxes and the tax effect of each are as follows:

                                                                                           1999              1998
                                                                                     --------------     --------------
               Accretion of discount                                                 $      (10,025)    $        6,149
               Depreciation                                                                  39,836             40,261
               FHLB stock dividend                                                           11,876             13,495
               Provision for loan losses                                                    (33,136)           (87,656)
               Amortization of purchase accounting adjustments                              (15,683)           (17,612)
               Insurance                                                                     12,066             11,848
               Deferred compensation                                                        (12,427)           (11,403)
               Self-insured medical plan                                                     (3,729)             7,794
               Unrealized loss on available-for-sale securities                            (143,169)           (16,642)
               Investee losses                                                              (88,969)                 -
                                                                                     --------------     --------------
                                                                                     $     (243,360)    $       53,766
                                                                                     ==============     ==============

               The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% in 1999 and 1998, as indicated in the following analysis:

                                                                                           1999              1998
                                                                                     --------------     --------------

               Tax based on statutory rate                                           $    1,154,320     $    1,185,830
               State taxes                                                                  151,637            134,809
               Effect of tax-exempt income                                                  (43,817)           (29,002)
               Amortization of negative goodwill                                            (68,272)           (82,154)
               Officers' life insurance                                                       1,320              1,220
               Other                                                                        (80,627)           (54,485)
                                                                                     ---------------    --------------

                                                                                     $    1,114,561     $    1,156,218
                                                                                     ==============     ==============

               The income tax provision includes substantially no amounts in 1999 and 1998, resulting from securities transactions.

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE N.        SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

               At December 31, 1999 and 1998, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. The underlying securities are U.S. Government obligations and obligations of other U.S. Government agencies and corporations. These securities generally remain under the Bank's control and are included in investment securities. The related liability to repurchase these securities is included in securities sold under repurchase agreements. These securities have coupon rates ranging from 5.5% to 7.00% and maturity dates ranging from 2008 to 2009. The maximum amount of outstanding agreements at any month-end was $2,316,043 and $2,904,167 during 1999 and 1998, respectively. The monthly average amount of outstanding agreements was $1,874,606 and $2,203,615 during 1999 and 1998, respectively. At December 31, 1999, the securities underlying the repurchase agreements had an approximate amortized cost of $1,636,939 and an approximate market value of $1,588,499.

NOTE O.        REGULATORY MATTERS

               The primary sources of revenue of Britton & Koontz Capital Corporation are dividends from its subsidiary, Britton & Koontz First National Bank. On December 31, 1999, approximately $2,446,000 was available for future distribution by the Bank as dividends without prior approval of the banking regulatory agencies. However, such distribution would be subject to the requirements described in the following paragraphs.

               In accordance with Office of Thrift Supervision regulations, a special "Liquidation Account" has been established for the benefit of certain Qualifying Depositors of Natchez First Federal Savings Bank (acquired by Britton & Koontz First National Bank in
               1993) in an initial amount of approximately $2.8 million. The Liquidation Account serves as a restriction on the distribution of stockholders' equity in Britton & Koontz First National Bank, and no cash dividend may be paid on its capital stock if the effect thereof would be to cause the regulatory capital of Britton & Koontz First National Bank to be reduced below an amount equal to the adjusted Liquidation Account balance.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE O.        REGULATORY MATTERS - CONTINUED

               In the event of a complete liquidation of Britton & Koontz First National Bank, each Qualifying Depositor would be entitled to his or her pro rata interest in the Liquidation Account. Such claims would be paid before payment to Britton & Koontz Capital Corporation as the Britton & Koontz First National Bank's sole shareholder. A merger, consolidation, purchase of assets and assumption of deposits and/or other liabilities or similar transaction, with an FDIC-insured institution, would not be a complete liquidation for the purpose of paying the Liquidation Account. In such a transaction, the Liquidation Account would be required to be assumed by the surviving institution.

               The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory---and possibly additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

               The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

               Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

               As of December 31, 1999, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory capital framework. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Continued






BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE O.        REGULATORY MATTERS - CONTINUED

               The Bank's actual capital amounts and ratios are also presented in the table.

                                                                     To Be Adequately                To Be Well
                                             Actual                     Capitalized                 Capitalized
                                     Amount          Ratio         Amount         Ratio        Amount         Ratio
                                 -------------       -----      -----------       -----      ---------        ------
                                                                 (amounts in thousands)
As of December 31, 1999
-----------------------
Total Capital (to Risk-
    Weighted Assets)             $     17,692        13.80%     $    10,256        8.00%     $    12,820      10.00%
Tier I Capital (to Risk-
    Weighted Assets)             $     16,856        13.15%     $     5,127        4.00 %    $     7,691       6.00%
Tier I Capital (to Average
    Assets)                      $     16,856         8.49%     $     5,956        3.00 %    $     9,927       5.00%

As of December 31, 1998
-----------------------
Total Capital (to Risk-
    Weighted Assets)             $     18,126        15.81%     $     9,172        8.00%     $    11,465      10.00%
Tier I Capital (to Risk-
    Weighted Assets)             $     17,380        15.16%     $     4,586        4.00%     $     6,879       6.00%
Tier I Capital (to Average
    Assets)                      $     17,380        10.15%     $     5,137        3.00%     $     8,562       5.00%



Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE P.        COMMITMENTS AND CONTINGENCIES

               The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition.

               Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer's creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the transaction.

               Commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

               The Bank's maximum exposure to credit loss is represented by the contractual amount of the commitments to extend credit and letters of credit as follows:

                                                 1999                1998
                                             ---------------     --------------

               Commitments to extend credit  $    27,551,659     $   18,779,289
                                             ===============     ==============

               Commercial letters of credit  $       864,795     $      848,950
                                             ===============     ==============

               The Bank is required to maintain average reserves at the Federal Reserve Bank. This requirement approximated $275,000 at December 31, 1999 and 1998, respectively. The Bank is in compliance with this requirement.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE P.        COMMITMENTS AND CONTINGENCIES - CONTINUED

               Britton & Koontz Capital Corporation and its wholly-owned subsidiary, Britton & Koontz First National Bank, are involved in certain litigation incurred in the normal course of business. In the opinion of management and legal counsel, liabilities arising from such claims, if any, would not have a material effect upon the Bank's consolidated financial statements.

NOTE Q.        CONCENTRATIONS OF CREDIT

               Substantially all of the Bank's loans, commitments, and commercial letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities in and around the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial letters of credit are granted primarily to commercial borrowers.

NOTE R.        DIVIDENDS

               Britton & Koontz Capital Corporation's only subsidiary, Britton & Koontz First National Bank, paid dividends to the Capital Corporation amounting to $1,400,000, $2,262,449 and $1,076,358 for the years 1999, 1998 and 1997, respectively.

NOTE S.        INTEREST RATE RISK MANAGEMENT

               During 1999, the Bank entered into an off-balance sheet, interest rate swap agreement to reduce its interest-rate risk and to decrease its costs of funds for special deposit promotions. Under the terms of this agreement, the Bank receives a fixed rate and is obligated to pay a floating rate based on three month LIBOR calculated on a contractual notional amount of $5,000,000 at December 31, 1999. The original term is for eighteen months, expiring in February, 2001. The fixed payment rate was 6.0% at December 31, 1999. The average variable-payment rate was 5.8% at December 31, 1999. The interest differentials received from this agreement and recorded in current operations was $811 during 1999.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE S.        INTEREST RATE RISK MANAGEMENT - CONTINUED

               During 1998, the Bank entered into an off-balance-sheet interest-rate cap agreement to reduce the potential impact of increases in interest rates on floating-rate liabilities. The agreement entitles the Bank to receive from counterparties on a quarterly basis the amounts, if any, by which the three month LIBOR exceeds 6.0% computed on a $10 million notional amount. This interest-rate cap expires on September 22, 2000. At December 31, 1999, the original cost of the cap of $20,000 had been amortized into interest expense to a balance of $7,500.

NOTE T.        ACQUISITION OF BRANCHES

               During 1999, the Bank acquired three bank branches from Union Planters Bank, N.A. The Bank paid a premium for the acquisition of $1,614,210. This premium relates to depositor and borrower relationships and is based on the estimated benefits attributable to the relationships that existed at the date of acquisition without regard to new depositors or borrowers that may replace them. This premium is being amortized over fifteen years, which is the estimated life of these existing relationships.

NOTE U.        FAIR VALUE OF FINANCIAL INSTRUMENTS

               In December of 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107 relative to disclosures about fair values of financial instruments. The statement requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated throughout the notes to the consolidated financial statements. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, can not be realized in immediate settlement of the instrument. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE U.        FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

               The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is possible to estimate that value:

               Cash and Due From Banks

               Fair value equals the carrying value of such assets.

               Federal Funds Sold

               Due to the short-term nature of this asset, the carrying value of this item approximates its fair value.

               Investment Securities

               Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

               Cash Surrender Value of Life Insurance

               The fair value of this item approximates its carrying value.

               Loans

               For variable rate loans which are re-pricing immediately, fair values are based on carrying values. Other variable rate loans, fixed rate commercial loans, installment loans, and mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the bank on comparable loans as to credit risk and term.

               Deposits

               The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Discounted cash flows have been used to value fixed rate term deposits. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Continued

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE U.        FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

               Federal Funds Purchased and Federal Home Loan Bank Advance

               Due to the short-term nature of these liabilities, the carrying values of these items approximates their fair values.

               Securities Sold Under Repurchase Agreements

               The fair value of these items approximates their carrying values. The estimated fair values of the Bank's financial instruments are as follows:

                                                                                                   1999
                                                                                 -------------------------------------
                                                                                     Carrying               Fair
                                                                                      Amount                Value
                                                                                 ----------------    -----------------
               Financial assets:
                  Cash and due from banks                                        $      5,587,000    $       5,587,000
                  Federal funds sold                                             $        875,000    $         875,000
                  Investment securities:
                     Held-to-maturity                                            $     46,553,000    $      45,537,000
                     Available for sale                                          $      4,264,000    $       4,264,000
                     Equity securities                                           $      1,949,000    $       1,949,000
                  Cash surrender value of life insurance                         $        759,000    $         759,000
                  Loans                                                          $    139,141,000    $     138,093,000

               Financial liabilities:
                  Deposits                                                       $    166,317,000    $     165,845,000
                  Federal Home Loan Bank advances                                $     17,850,000    $      17,850,000
                  Securities sold under repurchase agreements                    $      1,482,000    $       1,482,000

                                                                                       Face                 Fair
                                                                                      Amount                Value
                                                                                 ----------------    -----------------
               Other:
                  Commitments to extend credit                                   $     27,552,000    $      27,552,000
                  Commercial letters of credit                                   $        865,000    $         865,000



Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE U.        FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

                                                                                                   1998
                                                                                 -------------------------------------
                                                                                     Carrying               Fair
                                                                                      Amount                Value
                                                                                 ----------------    -----------------
               Financial assets:
                  Cash and due from banks                                        $      4,811,000    $       4,811,000
                  Investment securities:
                     Held-to-maturity                                            $     30,724,000    $      31,301,000
                     Available for sale                                          $     10,924,000    $      10,924,000
                     Equity securities                                           $      2,187,000    $       2,187,499
                  Cash surrender value of life insurance                         $        716,000    $         716,000
                  Loans                                                          $    119,215,000    $     119,978,000

               Financial liabilities:
                  Deposits                                                       $    143,186,000    $     143,590,000
                  Federal Home Loan Bank advances                                $      5,000,000    $       5,000,000
                  Federal funds purchased                                                 350,000    $         350,000
                  Securities sold under repurchase agreements                    $      2,416,000    $       2,416,000

                                                                                       Face                 Fair
                                                                                      Amount                Value
                                                                                 ----------------    -----------------
               Other:
                  Commitments to extend credit                                   $     18,779,000    $      18,779,000
                  Commercial letters of credit                                   $        849,000    $         849,000

               Off-Balance-Sheet Instruments

               Loan commitments are negotiated at current market rates and are relatively short-term in nature. Therefore, the estimated value of loan commitments approximates the face amount.

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE V.        SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION

               Summarized  financial  information  of  Britton & Koontz  Capital
               Corporation, parent company only, is as follows:

                                                   STATEMENTS OF FINANCIAL CONDITION



                                                                                             December 31,
                                                                                       1999                 1998
                                                                                 ----------------    ----------------
               ASSETS:

                  Cash                                                           $        878,741    $        766,970
                  Investments in:
                     Britton & Koontz First National Bank                              18,143,316          17,397,196
                     Sumx Inc.                                                            751,626             990,149
                  Premises and equipment, net                                             205,971              23,057
                  Cash surrender value of life insurance                                   80,919              70,450
                  Other assets                                                             91,168               1,361
                                                                                 ----------------    ----------------

               TOTAL ASSETS                                                      $     20,151,741    $     19,249,183
                                                                                 ================    ================

               STOCKHOLDERS' EQUITY                                              $     20,151,741    $     19,249,183
                                                                                 ================    ================

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE V.        SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION - CONTINUED

                                                         STATEMENTS OF INCOME

                                                                                       Years Ended December 31,
                                                                                       1999                 1998
                                                                                 ----------------    ----------------
               REVENUE:
                  Dividends received:

                     Britton & Koontz First National Bank                        $      1,400,000    $      2,262,449
                  Interest and other income earned                                         11,227              10,545
                                                                                 ----------------    ----------------
                                                                                        1,411,227           2,272,994

               EXPENSES                                                                    44,997             106,758
                                                                                 ----------------    ----------------
                                                                                        1,366,230           2,166,236

               INCOME TAX BENEFIT                                                         (88,969)            (38,943)
                                                                                 ----------------    ----------------
                                                                                        1,455,199           2,205,179

               EQUITY IN UNDISTRIBUTED
                  EARNINGS (LOSSES):

                     Britton & Koontz First National Bank                               1,003,560             136,190
                     Sumx Inc.                                                           (238,523)             (9,851)
                                                                                 -----------------   ----------------

                            NET INCOME                                           $      2,220,236    $      2,331,518
                                                                                 ================    ================

Continued








BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE V.        SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION - CONTINUED

                                                       STATEMENTS OF CASH FLOWS

                                                                                       Years Ended December 31,
                                                                                       1999                 1998
                                                                                 ----------------    ----------------

               CASH FLOWS FROM OPERATING ACTIVITIES:
                  Net income                                                     $      2,220,236    $      2,331,518
                  Adjustments to reconcile net income to net
                     cash provided by operating activities:
                         Provision for depreciation                                         5,124               2,562
                         Equity on undistributed earnings
                            and losses of affiliates                                     (765,037)          (126,339)
                         Increase in cash surrender value of life insurance               (10,469)            (4,625)
                         (Increase) decrease in other assets                              (89,807)             11,506
                                                                                 -----------------   ----------------

                            Net cash provided by operating activities                   1,360,047           2,214,622
                                                                                 ----------------    ----------------

               CASH FLOWS FROM INVESTING ACTIVITIES:

                  Investment in Sumx Inc.                                                       -         (1,000,000)
                  Purchase of premise and equipment                                      (188,038)           (25,619)
                                                                                 ----------------    ---------------
                            Net cash used in investing activities                        (188,038)        (1,025,619)
                                                                                 ----------------    ---------------

               CASH FLOWS FROM FINANCING ACTIVITIES:

                  Dividends paid                                                       (1,060,238)        (1,042,568)
                                                                                 ----------------    ---------------
                            Net cash used in financing activities                      (1,060,238)        (1,042,568)
                                                                                 -----------------   ---------------

               NET INCREASE IN CASH                                                       111,771             146,435
               CASH AT BEGINNING OF YEAR                                                  766,970             620,535
                                                                                 ----------------    ----------------
               CASH AT END OF YEAR                                               $        878,741    $        766,970
                                                                                 ================    ================

               SCHEDULE OF NONCASH INVESTING AND
                  FINANCING ACTIVITIES:

                     Change in unrealized gain on securities
                         available-for-sale, net of deferred
                         income taxes                                            $       (257,440)   $       (21,511)
                                                                                 =================   ================







             Britton & Koontz Capital Corporation (the "Company") was organized in July, 1982, under the Mississippi Business Corporation Act, and became a one-bank holding company when it acquired all of the outstanding shares of Britton & Koontz First National Bank (the "Bank") in 1982. In July, 1993, the Company acquired Natchez First Federal Savings Bank ("Natchez First Federal") located in Natchez, Mississippi, and merged it into the Bank, increasing total assets by approximately $48 million. In January 1999, the Bank completed the acquisition of two local branches owned by a regional bank with deposits of $12 million and $1.8 million in loans. In July 1999, the Bank acquired another branch in Vicksburg, MS. with deposits and loans totaling $6 million and $1.4 million, respectively. In January 2000, the Bank established a loan production office in Baton Rouge, LA. The office will be engaged primarily in the origination of residential mortgage and construction loans. The Company's major sources of income are dividends from the Bank and interest on its deposits in the Bank. The Bank's main office and its four branch offices, located in Natchez and Vicksburg, Mississippi, provide commercial and consumer banking and trust services in Adams and Warren County, Mississippi, and in adjoining counties and parishes of Mississippi and Louisiana. These services include personal and commercial checking, savings and time deposits, money market deposit accounts, money transfer, safe deposit facilities, access to automated teller machines, short-term and long-term credit facilities, and residential and commercial mortgages to individuals and businesses. The Bank is an Internet Service Provider and sells local Internet access as well as providing online banking services over the Internet. In December 1998, the Company acquired a 35% interest in Sumx Inc., a company formed to develop and market internet-based electronic banking to financial institutions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

                This  discussion  is intended  to  supplement  the  consolidated financial statements, to explain material changes in financial condition and to compare the operating results of Britton & Koontz Capital Corporation for the year ended December 31, 1999, to the same period in 1998.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

                  This Report includes  "forward-looking  statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties which could cause the actual results to differ materially from the Company's expectations. Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in the Company's documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing interest rates, changing market conditions, availability or cost of capital, employee workforce factors, cost and other effects of legal and administrative proceedings, and changes in federal, state or local legislative requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

    Financial Condition

                  Total Assets.  Total assets  increased 20.3% to $208.9 million at December 31, 1999, from $173.6 million at year-end 1998. Loans, net of unearned interest and allowance for loan losses, increased 17.6% to $139.1 million at December 31, 1999, compared to $118.3 million at December 31, 1998. Loan growth was funded by increases of $5.4 million in deposits, $11.3 million in cash received from acquisitions of branches and $4.1 million in Federal Home Loan Bank advances. A further analysis of the Bank's loan portfolio is shown in Note D to the financial statements.

                  Nonperforming Loans. Nonperforming loans at December 31, 1999, increased to $717 thousand from $670 thousand at December 31, 1998. Nonperforming loans consisted of nonaccrual loans of $411 thousand and loans past due ninety days or more of $306 thousand compared to $222 thousand and $448 thousand, respectively, for the year ended December 31, 1998. Nonperforming loans as a percent of loans, net of unearned income, decreased to .51% at December 31, 1999, from .56% at December 31, 1998. The table below presents additional information on nonperforming assets as of December 31, 1999 and 1998.


                                                           1999           1998
                                                          --------      -------
                                                         (dollars in thousands)
                      Nonaccrual loans by type
                         Real estate                       $ 373          $  97
                         Installment                          12             30
                         Commercial and all other loans       26             95
                                                           -----          -----
                             Total nonaccrual loans          411            222
                      Loans past due 90 days or more         306            448
                                                           -----          -----
                             Total nonperforming loans       717            670

                      Other real estate                      103             96
                                                           -----          -----
                             Total nonperforming assets    $ 820          $ 766
                                                           =====          =====

                      Nonperforming loans as a
                         percent of loans, net of
                         unearned interest and loans
                         held for sale                      0.51%          0.56%
                                                           =====          =====

    Allowance for Loan Losses. The allowance for loan losses increased $89 thousand to $836 thousand at December 31, 1999, compared to $747 thousand at December 31, 1998. The ratio of the allowance for loan losses to loans, net of unearned income, decreased slightly to .60% at December 31, 1999 from .63% at December 31, 1998. Approximately half of the loan portfolio is invested in 1-4 family residential mortgage loans. A smaller portion of the allowance is allocated to these loans as compared to 1998, due to their generally higher credit quality. Management regularly reviews the level of the allowance for loan losses to ensure the level is adequate to absorb loan losses inherent in the loan portfolio. Activity in the allowance for loan losses for the period ended December 31, 1999 and 1998 is presented in Note E to the financial statements. The allocation of the allowance for loan losses between 1-4 family residential first mortgage loans and other loans, net of unearned interest, as of December 31, 1999 and 1998 is presented below.




                                                 1999                1998
                                            -------------       -------------
1-4 Family Residential 1st Mortgage Loans

   Volume                                   $  63,700,577       $  58,029,874
   Allocated reserve                               39,879             165,493
   Reserves as a percent of volume                   0.06%               0.29%

Other Loans

   Volume                                   $  76,275,965       $  61,002,092
   Allocated reserve                              795,697             581,245
   Reserves as a percent of volume                   1.04%               0.95%

Total Loans

   Volume                                    $139,976,542        $119,031,966
   Allocated reserve                              835,576             746,738
   Reserves as a percent of volume                   0.60%               0.63%

                  Other  Real  Estate.  Other  real  estate  increased  to  $103 thousand at December 31, 1999, compared to $96 thousand at December 31, 1998.

                  Premises and Equipment.  Premises and equipment increased $2.7 million in 1999 with more than half of the increase related to the acquisition of branches and expansion into other markets. Other major contributors to the increase were the replacement of existing phone systems, new branch site real estate purchases, and general renovation of bank premises.

                  Investment     Securities.     Management    determines    the
             classification of its investment securities at the time of acquisition. Securities that are deemed to be held-to-maturity are accounted for by the amortized cost method while securities that are purchased as available-for-sale are accounted for at fair value. Securities held-to-maturity increased $15.9 million to $46.6 million at December 31, 1999, compared to $30.7 million at December 31, 1998. However, the bank's available-for-sale securities portfolio decreased by $6.7 million to $4.3 million at December 31, 1999. After tax-effecting the available-for-sale securities, net unrealized losses amounted to $240 thousand. Equity securities decreased $239 thousand reflecting the Company's 35% equity share of the net operating loss of Sumx Inc., an Internet banking solutions provider.

                  The Company's cash and cash equivalents ended the year at $5.6 million, an increase of $776 thousand from December 31, 1998. Due primarily to the $17.9 million increase in loans, investing activities used $18.0 million. The increase in investing activities was provided for by $16.0 million in financing activities, most of which came from an increase in FHLB advances and demand deposits along with operating activities providing $2.8 million.

                  Funding Sources.  Deposits are the Company's primary source of funding for earning assets. Average deposits, used to finance additional loan growth, increased $10.6 million to $155.2 million at December 31, 1999. Average borrowings, which include federal funds purchased, securities sold under repurchase agreements, and advances from the Federal Home Loan Bank of Dallas increased $7.1 million. Management plans continued use of nontraditional funding sources to manage overall funding costs and to meet loan demand in new locations. A further analysis of the Company's funding uses and sources is reflected in the table below.



                                                            Average Balances                Percent of Total
                                                          1999           1998              1999          1998
                                                        --------       --------           -------       -------
                                                                        (dollars in thousands)

         Funding Uses

             Loans, less unearned income                $ 130,841      $ 114,082            68.2%         66.4%
             Investments                                   44,360         43,287            23.1%         25.2%
             Federal funds sold                               890          2,140             0.5%          1.2%
             Other                                         15,814         12,294             8.2%          7.2%
                                                        ---------      ---------           -----         -----
               Total                                    $ 191,905      $ 171,803           100.0%        100.0%
                                                        =========      =========           =====         =====

         Funding Sources

             Non-interest bearing deposits              $  22,374      $  19,277            11.7%         11.2%
             Interest bearing deposits                    132,871        125,349            69.2%         73.0%
             Short-term borrowings                         11,276          4,147             5.9%          2.4%
             Other                                          5,408          4,136             2.8%          2.4%
             Equity                                        19,976         18,894            10.4%         11.0%
                                                        ---------      ---------           -----         -----
               Total                                    $ 191,905      $ 171,803           100.0%        100.0%
                                                        =========      =========           =====         =====



                 Liquidity.  Principal sources of liquidity for the Company are asset cash flows and the ability to borrow against investment securities and loans. Principal and interest cash flows from investment securities exceeded $19 million, or 10% of average assets, in 1999. The portfolio primarily includes investments in obligations of the U.S. Treasury, government agency obligations and mortgage-backed securities.

                  Asset liquidity is provided by scheduled maturities within the loan portfolio, although the probability of conversion is not as certain as with investment securities. At the end of 1999, over $27.5 million, or 19.6% of the loan portfolio, was scheduled to mature within one year.

                  Sizable core deposits provide  liability  liquidity along with other sources of funds generated from the normal customer base. Substantially all the funds utilized by the Company are generated from the normal customer base. From time to time the bank utilizes brokered and national market deposits to meet funding needs.

                  In addition to the  liquidity  provided by the balance  sheet, the Company maintains a capacity to borrow additional funds when the need arises through federal funds purchased lines with correspondent banks and broker repurchase agreements. Additional borrowing capacity is available on 1-4 family residential first mortgage loans through the Federal Home Loan Bank.

                  Interest  Rate  Sensitivity.  The primary  assets of banks are portfolios of investment securities and loans, while liabilities are primarily composed of interest bearing deposits and borrowed funds. Assets and liabilities have varying maturities, and the associated rates may be fixed or variable. Asset/liability management techniques are used to maintain what are believed to be appropriate levels and relationships between rate-sensitive assets and liabilities. They represent the efforts to maximize overall returns and to minimize the risk of loss associated with significant, often unforeseen, shifts in interest rates.

                  A liability  sensitive  company will generally  benefit from a falling interest rate environment as the cost of interest bearing liabilities falls faster than the yields on interest earning assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive company will generally benefit from a rising interest rate environment as the yields on interest earning assets rise faster than the costs on interest bearing liabilities.

                  Management  utilizes  computerized  interest  rate  simulation analysis as its primary measure of interest rate sensitivity. Management's analyses indicate that in a rising rate scenario, in the first 12 to 16 months, net interest income decreases as the large short-term funding base reprices much faster than the longer-term asset base. As the simulation progresses and funding costs stabilize, the downward pressure on net interest income is reversed as the long-term asset sensitivity of the balance sheet becomes more prevalent. In a falling rate environment, net interest income remains virtually unchanged over the first 12 months of the simulation, as decreases in funding costs are just enough to offset the decline in asset yields. Late in the second year and beyond, net interest income starts to trend downward as funding cost decreases subside while assets continue to be replaced or repriced at lower rates.

                  A  traditional  measure of interest  rate  sensitivity  is the difference between the balances of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons. These differences are known as interest sensitivity gaps: immediate to 3 months, 4 to 12 months, 1 to 3 years, 3 to 5 years, over 5 years and on a cumulative basis. The Company's interest sensitivity analysis as of December 31, 1999, is shown in the table below.



                                                    Immediate
                                           to 3         4-12         1 to 3      3 to 5       Over 5
                                          Months       Months        Years        Years       Years        Totals
                                        ---------    ---------      -------      -------     --------     ---------
                                                                                        (dollars in thousands)


        Interest Sensitive Assets       $  37,717    $  40,456      $41,774      $29,918     $ 42,667     $192,532
        Interest Sensitive Liabilities     63,924       51,102       13,867        5,406       52,206     $186,505
                                         --------    ---------      -------      -------     --------     --------
        Interest Sensitivity Gaps       $( 26,207)   $( 10,646)     $27,907      $24,512     $ (9,539)    $  6,027
                                        =========    =========      =======      =======     ========     ========
        Cumulative ratio of interest
          sensitive assets to interest
          sensitive liabilities              0.59         0.68         0.93         1.12         1.03
                                        =========    =========      =======      =======     ========



                  Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the above interest sensitivity analysis report. These prepayments may have significant effects on the Company's net interest margin. Because of these factors, the interest sensitivity analysis contained in the above table does not provide a complete assessment of the Company's exposure to changes in interest rates.

                  Management  also  evaluates the condition of the economy,  the pattern of market interest rates and other economic data in an attempt to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin and thus maximize income.

                  In    addition   to   the    ongoing    monitoring    of   its
             interest-sensitive assets and liabilities, the Company from time to time utilizes interest rate swaps or caps to augment the management of its interest rate sensitivity. The interest rate risk factor in these contracts is considered in the overall interest income and interest rate risk management strategies. The income or expense associated with these hedging techniques is reflected as adjustments to interest expense. A further discussion of the Company's use of off-balance sheet agreements is shown in Note S of the financial statements.

                  Capital and Dividends.  Stockholders' equity increased by 4.7%
             to $20.2 million at December 31, 1999, compared to $19.2 million at the end of 1998. The ratio of stockholders' equity to assets decreased to 9.65% at December 31, 1999, from 11.09% at December 31, 1998 primarily due to a 20% increase in assets of the Company. The Company paid dividends of $.60 per share in 1999 compared to $.59 in 1998. In 1999, the Company paid out 47.75% of earnings compared to 44.72% in 1998.

                  The  Company's  wholly-owned  subsidiary,  Britton  and Koontz
             First National Bank, maintained a Tier 1 capital to risk weighted assets ratio at December 31, 1999, of 13.15%, a total capital to risk weighted assets ratio of 13.80% and a leverage ratio of 8.49%. These levels substantially exceed the minimum requirements of the regulatory agencies of 4.00%, 8.00% and 3.00%, respectively, and place the Company in the "well-capitalized" category under applicable regulatory guidelines. A further analysis of the capital component is provided in Note O.

    Results of Operations

                  Analysis of Net Income.  The Company  earned $2.2 million,  or
             $1.26 per share in 1999 compared to $2.3 million or $1.32 per share in 1998. Returns on average assets and average equity for 1999 were 1.16% and 11.11%, respectively, compared to 1.36% and 12.34% in 1998. The decrease is primarily attributable to the Company's $1.0 million investment in Sumx Inc., a 35% owned subsidiary established to market Internet banking solutions to the banking industry. The Company recorded an after-tax loss from Sumx Inc. of $150 thousand that was partially offset by $70 thousand in management fees and other expenses. Other factors contributing to the decrease in earnings for 1999 were costs associated with the Company's acquisition of three Union Planters, N.A. branches in Natchez and Vicksburg, MS, costs related to Y2k compliance and data processing and equipment expenses for improvements in the bank's computer systems.

                  Analysis of Net Interest Income. Net interest income increased
             $990 thousand or 13.6% to $8.2 million in 1999 due to a 10.0% growth in average earning assets. Net interest margin increased from 4.49% to 4.64% primarily due to the rate environment throughout the year. A fall in interest rates proved to have a positive effect on earnings due to greater declines in rates paid on liabilities than on rates earned on assets. Yields on earning assets decreased 15 basis points to 7.93% while cost of funds fell 42 basis points to 4.07%. As indicated in the table, Summary of Changes in Net Interest Income, overall growth in the balance sheet, primarily a 14.7% increase in average loan volumes, contributed $863 thousand to the increase in net interest income. The favorable rate environment contributed $127 thousand to the increase in net interest income.

                  The following  Average Balance Yield Analysis presents average balances, interest earned or paid, and average rates earned or paid. Yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively. Average balances are derived from average monthly balances.


                                                            Average Balance and Yield Analysis

                                                                  (dollars in thousands)


                                                               Twelve Months Ended December 31,
                                          --------------------------------------------------------------------------
                                                       1999                                     1998
                                          ------------------------------------   -----------------------------------

                                          Average       Income/      Average      Average      Income/    Average
                                          Balance       Expense    Yield/Rate     Balance      Expense   Yield/Rate

ASSETS

Loans (1)(2)                             $130,841      $11,187        8.55%      $114,082      $ 9,966        8.74%
Investment securities:
    U.S. Government & other                42,673        2,703        6.33%        42,216        2,821        6.68%
    State & municipal                       1,687           86        5.11%         1,071           56        5.22%
                                         --------      -------                   --------      -------
        Total investment securities        44,360        2,789        6.29%        43,287        2,877        6.65%
Interest bearing bank balances                969           49        5.01%         1,475           77        5.25%
Federal funds sold                            890           44        4.96%         2,140          110        5.12%
Other (Cash Value Life Insurance)             741           38        5.08%           707           36        5.04%
                                         --------      -------                   --------      -------
        Total earning assets              177,801       14,107        7.93%       161,691       13,066        8.08%
                                         --------      -------                   --------      -------
Allowance for loan losses                    (810)                                   (738)
Cash & due from banks, non-interest
    bearing                                 5,168                                   4,989
Bank premises & equipment                   5,644                                   4,009
Other assets                                4,102                                   1,852
                                         --------                                --------

        TOTAL ASSETS                     $191,905                                $171,803
                                         ========                                ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Interest bearing deposits:
    Savings                             $  14,085        $ 311        2.21%      $ 11,085        $ 276        2.49%
    Interest bearing checking              30,146          759        2.52%        25,305          734        2.90%
    Money rate savings                     10,495          327        3.12%        10,828          354        3.27%
    Certificates of deposit and other
        time deposits (3)                  78,145        3,889        4.98%        78,131        4,229        5.41%
                                        ---------      -------                   --------      -------
        Total interest bearing deposits   132,871        5,286        3.98%       125,349        5,593        4.46%
Short-term borrowed funds                  11,276          574        5.09%         4,147          216        5.22%
                                        ---------      -------                   --------      -------
        Total interest bearing
           liabilities                    144,147        5,860        4.07%       129,496        5,809        4.49%
                                        ---------      -------                   --------      -------
Non-interest bearing deposits              22,374                                  19,277
Other liabilities                           5,408                                   4,136
Shareholders' equity                       19,976                                  18,894
                                        ---------                                --------
        TOTAL LIABILITIES &
           SHAREHOLDERS' EQUITY          $191,905     $  5,860                   $171,803     $  5,809
                                        =========     ========                   ========     ========

Interest income and rate earned                       $ 14,107        7.93%                   $ 13,066        8.08%
Interest expense and rate paid                           5,860        4.07%                      5,809        4.49%
                                                      --------        -----                   --------        -----
Interest rate spread                                                  3.87%                                   3.59%
                                                                      =====                                   =====
NET INTEREST INCOME & NET YIELD
    ON AVERAGE EARNING ASSETS                         $  8,247        4.64%                   $  7,257        4.49%
                                                      ========        =====                   ========        =====

(1) Nonaccrual  loans are included in average  balances for yield  computations.
(2) Includes loan fees and late charges in both interest income and yield computations. (3) Includes income (expense) resulting from interest rate caps and swaps used to manage interest rate risk.





                                                                      Summary of Changes in Net Interest Income

                                                                                 1999 compared to 1998
                                                                    --------------------------------------------
                                                                         Increase (Decrease) Due to Change In

                                                                        Total           Volume            Rates
                                                                    --------------------------------------------
INTEREST EARNED ON:

Loans                                                                 $ 1,221           $ 1,437           $ (216)
Investment securities:
    U.S. Government & other                                              (118)               30             (148)
    State & municipal                                                      30                32               (2)
Interest bearing bank balances                                            (28)              (24)              (4)
Federal funds sold                                                        (66)              (63)              (3)
Other (Cash Surrender Value Life Insurance)                                 2                 2                -
                                                                      -------           -------           ------
        Total earning assets                                          $ 1,041           $ 1,414           $ (373)
                                                                      -------           -------           ------
INTEREST PAID ON:
  vings                                                                    35                69              (34)
Interest bearing checking                                                  25               128             (103)
Money rate savings                                                        (27)              (11)             (16)
Certificates of deposit and other
    time deposits                                                        (340)                1             (341)
Short-term borrowed funds                                                 358               364               (6)
                                                                      -------           -------           ------
        Total interest bearing liabilities                                 51               551             (500)
                                                                      -------           -------           ------

NET INTEREST INCOME                                                   $   990           $   863           $  127
                                                                      =======           =======           ======



                  Provision  for Loan  Losses.  The  provision  for loan  losses increased 70% to $275 thousand in 1999 to keep pace with the growing loan portfolio. To determine the provision amount, management considers factors such as historical trends of charge-offs and recoveries, past due loans and economic conditions along with additional analysis of individual loans and pools of loans for exposure. After allocating the existing reserves to estimated exposures, management then adds to the reserve through a loan loss provision to cover potential losses in the portfolio. Management is of the opinion that the reserve at December 31, 1999, is adequate to cover estimated exposures.

                  Non-Interest Income.  Non-interest income, excluding equity in investee losses, increased 30% from $1.51 million to $1.96 million. Income from bank operations continues to reflect strong core income growth which occurred in most major categories, including fees charged on deposit accounts, internet fees, commissions on consumer investment services and ATM fees. Fee income associated with deposit accounts increased primarily because of branch acquisitions. Commissions on investment sales increased 61% to $44 thousand primarily as a result of higher sales volumes on stock and annuity products.

                  Non-Interest  Expense.  Non-interest  expense  increased  $1.3 million to $6.4 million in 1999, as compared to $5.1 million in 1998. Salaries and employee benefits accounted for nearly one-half of the increase, or $632 thousand, primarily due to the number of employees associated with the branch acquisitions and annual merit increases. Equipment and occupancy expense increased $199 thousand with the addition of the new branches along with anticipation and preparation for Y2k. The Bank is currently amortizing premiums on the branch acquisitions that amounted to $88 thousand in 1999 with a projection of $108 thousand for 2000.

                 Income Taxes. Income taxes for 1999 decreased slightly to $1.1 million. The change in income taxes is detailed in Note M to the financial statements.

                  Year 2000.  The Bank had prepared  throughout the previous two years by adopting several steps to assure that the systems it uses to process financial institution records will be Year 2000 compliant. The year end date changeover did not present any technological issues or malfunctions of the systems. The Bank will continue to monitor this issue over the remaining critical dates in the future.

Principal Market and Prices of the Company's Stock

                  On October 17,  1996,  the Company  listed its Common Stock on the NASDAQ Small Cap Market. Prior to that date, there was no established public trading market for the Common Stock. The table below sets forth the NASDAQ Small Cap Market price high and low ranges for the Common Stock.

                                                     Dividends Per Share

                                                       High       Low

Period 1999
         4th Quarter                       $ .30      $20.00     $17.88
         3rd Quarter                                  $21.25     $19.50
         2nd Quarter                       $ .30      $21.00     $19.00
         1st Quarter                                  $20.50     $19.00

Period 1998
         4th Quarter                       $ .30      $21.50     $18.00
         3rd Quarter                                  $23.00     $19.50
         2nd Quarter                       $ .29      $22.50     $20.50
         1st Quarter                                  $23.00     $20.50

On December 31, 1999 there were 500 shareholders of record of the Company's
Stock.

CORPORATE INFORMATION


Annual Meeting/ Principal Office:
        3:30 P.M., Tuesday, April 25, 2000
        Britton & Koontz First National Bank
        500 Main Street
        Natchez, Mississippi 39120

Transfer Agent and Registrar:
        American Stock Transfer & Trust
        40 Wall Street
        New York, New York 10005
        718-921-8200

Independent Auditors:
        May & Company
        110 Monument Place
        P.O. Box 821568
        Vicksburg, Mississippi 39182

For Additional Information Contact:
        Bazile R. Lanneau, Jr.
        Chief Financial Officer
        601-445-5576
        e-mail: corporate@bkbank.com

For copies of the Annual Report on Form 10-K or Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, Contact:

        Bazile R. Lanneau, Jr.
        Chief Financial Officer
        500 Main Street
        P.O. Box 1407
        Natchez, Mississippi 39121
        601-445-5576
        e-mail: corporate@bkbank.com

Questions regarding stock holdings, certificates, replacement, dividends, and address changes should be addressed to:

        American Stock Transfer & Trust
        40 Wall Street
        New York, New York 10005
        715-921-8200

BRITTON & KOONTZ FIRST NATIONAL BANK

DIRECTORS AND EXECUTIVE OFFICERS

W. W. Allen, Jr.
President
Allen Petroleum Services, Inc.

Craig A. Bradford, D.M.D.
Pediatric Dentist

James J. Cole
Executive Vice-President
Britton & Koontz First National Bank

Wilton R. Dale
Petroleum Geologist
Co-Owner, Dale Exploration Company

W. J. Feltus, III
President
Feltus Brothers, Ltd.
Chairman
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

A. J. Ferguson
Consulting Geologist
Owner, Mini-Storage Rentals

C. H. Kaiser, Jr.
Partner
Jordan, Kaiser & Sessions, Engineering
Vice-Chairman
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

Donald Killelea. M.D.
Pediatrician - retired

Bazile R. Lanneau
Life Insurance

Bazile R. Lanneau, Jr.
President & Chief Executive Officer
Sumx Inc.
Vice-President, Assistant Secretary,
Treasurer & Chief Financial Officer
Britton & Koontz Capital Corporation and
Executive Vice-President
Britton & Koontz First National Bank

Albert W. Metcalfe
President
Jordan Auto Company, Inc.
Secretary
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

W. Page Ogden
President & Chief Executive Officer
Britton & Koontz Capital Corporation and
Brittton & Koontz First National Bank

Bethany L. Overton
President
Lambdin-Bisland Realty, Co.

Robert R. Punches
Partner
Gwin, Lewis & Punches, Attorneys

BRITTON & KOONTZ FIRST NATIONAL BANK

OFFICERS


ADMINISTRATION

W. Page Ogden
President & Chief Executive Officer

Bazile R. Lanneau, Jr.
Executive Vice President,
Chief Financial Officer

James J. Cole
Executive Vice President

LENDING

Michael B. Ellard
Senior Vice President
Senior Lending Officer

Glynn A. Laird
Senior Vice President

Patricia J. Bonds
Vice President

G. Mike Malone
Vice President

Barry L. Maxwell
Vice President

Kimberly A. Arnold
Assistant Vice President

MORTGAGE LOANS

Frances B. Cothren
Vice President

Steve Gwin
Vice President - Vicksburg

Janet W. Bruce
Loan Officer

Mitzi Burkley
Loan Officer

Mary Scheffy
Loan Officer - Baton Rouge

BRANCH ADMINISTRATION, HUMAN RESOURCES, MARKETING, & OPERATIONS

Rosemary I. Hall
Senior Vice President

Walter L. Reed
Senior Vice President

Jarrett E. Nicholson
City President - Vicksburg

Curtis L. Moroney
Systems Administrator

Martha J. Seibert
Marketing Director

Sandra J. Boyte
Assistant Vice President,
Branch Manager

Eddie A. Hobson
Assistant Vice President,
Branch Manager

Dunbar B. Peale
Assistant Vice President

Dorothy A. Weadock
Assistant Vice President

Martin Lanneau
Virtual Branch Manager

Holly B. Sandifer
Branch Officer

R. Talmadge Anderson
Operations Officer

CONTROLLER

William M. Salters
Senior Vice President

LOAN REVIEW AND ADMINISTRATION

Janice B. Delaney
Loan Closing Officer

Sherri Lambert
Loan Operations Officer

COMPLIANCE

Cliffie S. Anderson
Assistant Vice President
Compliance Officer

TRUST

Rene' P. Maher
Trust Officer,
Branch Manager